CHEVALIER

其士泛亞控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER PACIFIC HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1228 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com

DIRECT FAX: (852) 2757 5669


07026133

Ref: CSD-L089-07
Exemption No. #82-4201

August 13, 2007

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549


SEC MAIL
RECEIVED
AUG 15 2007
WASH. D.C.
182

SUPPL

Dear Sir

Re: Chevalier Pacific Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier Pacific Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Circulars and Annual Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER PACIFIC HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc

HONG KONG AUSTRALIA CANADA CHINA MACAO PHILIPPINES SINGAPORE THAILAND USA VIETNAM

其士泛亞控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER PACIFIC HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話: (852) 2318 1228 傳真: (852) 2757 5138 網址: http://www.chevalier.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com
DIRECT FAX: (852) 2757 5669


SEC MAIL PROCESSING
RECEIVED
AUG 16 2007
WASH. D.C.
182
SECTION

Ref: CSD-L089-07
Exemption No. #82-4201

August 13, 2007

BY COURIER

Acknowledge Receipt :

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

Date

Dear Sir

Re: Chevalier Pacific Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier Pacific Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Circulars and Annual Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER PACIFIC HOLDINGS LIMITED

Kan Ka Hon
Director

Encl

NK/AM/nc

CHEVALIER


AUG 16 2007
182
SECTION

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code : 508)

ANNOUNCEMENT

The Board is pleased to announce that the Company has entered into the MOA with an independent third party in relation to, *inter alia*, the provision of management services in food and beverage business in the PRC.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") is pleased to announce that, on 31 May 2007, Chevalier Pacific Catering Management (Beijing) Company Limited* 其士太平洋餐飲管理(北京)有限公司, a wholly-owned subsidiary of the Company, entered into a Memorandum of Agreement (the "MOA") with Dayou Digital Resources Limited* 大有數字資源有限責任公司 ("Dayou Digital"), an independent third party, in relation to (a) the provision of management services in food and beverage business to Dayou Digital and/or its related companies in the People's Republic of China (the "PRC"); (b) supply of coffee (and related beverages), coffee beans, coffee machines to Dayou Digital and/or its related companies in the PRC; (c) the possibility of investing into the Company's existing PRC subsidiary by Dayou Digital and/or its related companies, for the expansion of the Company's coffee business in the PRC; and (d) the possibility of forming a 50:50 joint venture with Dayou Digital and/or its related companies for promoting coffee retail and coffee solutions in the PRC (collectively known as "Possible Transactions"). Dayou Digital is equally owned by Party School of the Communist Party of China* 中共中央黨校、 China Aerospace Science & Industry Corporation* 中國航天科工集團 and CITIC Group* 中國中信集團.

The Board confirms that the MOA does not constitute a notifiable transaction on the part of the Company under the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and therefore not subject to any disclosure requirement under Chapter 14 of the Listing Rules. However, as at the date of this announcement, the parties are still discussing the terms and conditions of the Possible Transactions at a preliminary stage and no agreement has been reached. **As such, the Possible Transactions pursuant to the MOA may or may not proceed and investors and shareholders of the Company should exercise caution in dealing with the securities of the Company.**

• The Company will comply with the Listing Rules in the event that the Possible Transactions become materialized.

By Order of the Board
Chevalier Pacific Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 4 June 2007

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Miss Lily Chow and Mr. Chang Wan Lung, Robert as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock code: 508)

NOTIFICATION OF BOARD MEETING

The board of directors (the "Board") of Chevalier Pacific Holdings Limited (the "Company") announces that a meeting of the Board of the Company will be held on Wednesday, 18 July 2007 at 9:30 a.m. at which the Board will, inter alia, approve the release of the final results announcement of the Company and its subsidiaries for the year ended 31 March 2007 and consider the payment of a final dividend, if any.

By Order of the Board
Chevalier Pacific Holdings Limited
Kan Ka Hon
Company Secretary

Hong Kong, 5 July 2007

As at the date of this announcement, the Board comprises Dr. Chow Yei Ching, Mr. Chow Vee Tsung, Oscar, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Miss Lily Chow and Mr. Chang Wan Lung, Robert as executive Directors, and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive Directors.

* *For identification purpose only*


CHEVALIER


RECEIVED
AUG 16 2007
182
SECTION

CHEVALIER PACIFIC HOLDINGS LIMITED

其士泛亞控股有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 508)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2007

RESULTS

The Directors of Chevalier Pacific Holdings Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March 2007, together with the comparative figures, which are summarised as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31ST MARCH 2007

	Note	2007 HK$'000	2006 HK$'000
Continuing operations			
Revenue	2	**259,907**	188,423
Cost of sales		**(65,779)**	(47,545)
Gross profit		**194,128**	140,878
Other income, net	3	**10,167**	822
Other gains/(losses), net	4	**2,850**	(2,265)
Distribution costs		**(173,166)**	(110,319)
Administrative expenses		**(5,690)**	(5,228)
Operating profit		**28,289**	23,888
Share of results of associates		**955**	–
Finance costs		**(4,557)**	(3,824)
Profit before taxation	5	**24,687**	20,064
Income tax expenses	6	**(2,005)**	(2,824)
Profit for the year from continuing operations		**22,682**	17,240
Discontinued operations			
Profit for the year from discontinued operations	9	**10,979**	19,726
Profit for the year		**33,661**	36,966
Attributable to:			
Equity holders of the Company		**33,661**	36,966
Minority interests		**–**	–
		33,661	36,966
Dividends	7	**13,376**	13,709
Earnings per share	8		
From continuing and discontinued operations			
– Basic and diluted (HK cents)		**18.57**	21.57
From continuing operations			
– Basic and diluted (HK cents)		**12.51**	10.06
From discontinued operations			
– Basic and diluted (HK cents)		**6.06**	11.51

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH 2007

	Note	2007 HK$'000	2006 HK$'000
Non-current assets			
Investment properties		–	7,120
Property, plant and equipment		**58,890**	44,631
Prepaid lease payments		–	2,192
Goodwill		**84,010**	82,392
Trademark		**108,000**	108,000
Interests in associates		**62,092**	–
Available-for-sale investments		**9,247**	10,020
Investments at fair value through profit or loss		**51,320**	49,588
Other non-current assets	10	**19,498**	17,104
		393,057	321,047
Current assets			
Inventories		**6,897**	66,991
Debtors, deposits and prepayments	10	**24,699**	94,324
Amount due from ultimate holding company		–	1,756
Amounts due from customers for contract work		–	342
Income tax recoverable		**2,553**	662
Investments at fair value through profit or loss		**62,142**	73,279
Derivative financial instruments		–	32
Bank balances and cash equivalents		**88,250**	72,399
		184,541	309,785
Non-current assets classified as held for sale	9	**171,479**	–
		356,020	309,785
Current liabilities			
Creditors, bills payable, deposits and accruals	11	**48,832**	77,045
Amount due to ultimate holding company		**1,404**	–
Amounts due to customers for contract work		–	264
Deferred income		**1,073**	20,420
Provision for taxation		–	942
Bank borrowings		**52,000**	52,000
		103,309	150,671
Liabilities directly associated with non-current assets classified as held for sale	9	**105,969**	–
		209,278	150,671
Net current assets		**146,742**	159,114
Total assets less current liabilities		**539,799**	480,161

	Note	2007 HK$'000	2006 HK$'000
Capital and reserves			
Share capital		**95,078**	85,678
Reserves		**386,086**	325,422
Equity attributable to equity holders of the Company		**481,164**	411,100
Minority interests		**200**	176
Total equity		**481,364**	411,276
Non-current liabilities			
Deferred taxation		**21,435**	19,885
Bank borrowings		**37,000**	49,000
		58,435	68,885
Total equity and non-current liabilities		**539,799**	480,161

NOTES

1 Basis of preparation

The consolidated financial statements of Chevalier Pacific Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investments properties, available-for-sale investments, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

In the current year, the Group has applied the new standards, amendments and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that have become effective. The adoption of these new standards does not have any significant effect on the results and financial positions of the Group.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standards, amendments and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Services Concession Arrangements

In prior years, the Group presented the gross sales proceeds and carrying value of financial assets disposed during the years as part of the Group's revenue and cost of sales respectively. In the current year, the directors of the Company considered it is more appropriate to reflect results of securities trading on net basis and to present such amount as other income. The adoption of the change has reduced the revenue and cost of sales and increased the other income by HK$15.6 million, HK$12.0 million and HK$3.6 million respectively for the year ended 31st March 2007 and by HK$94.3 million, HK$87.9 million and HK$6.4 million respectively for the year ended 31st March 2006.

2 Business and geographical segments

Business segments

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below.

Revenue and results
Year ended 31st March 2007

	Continuing operations		Discontinued operations	
	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE	250,076	9,831	491,654	751,561
RESULTS				
Segment results	14,909	17,020	10,942	42,871
Unallocated corporate expenses				(4,054)
Unallocated corporate income				486
Interest income				1,383
Share of results of associates	955	–	–	955
Finance costs				(5,118)
Profit before taxation				36,523
Income tax expenses				(2,862)
Profit for the year				33,661

Revenue and results
Year ended 31st March 2006

	Continuing operations		Discontinued operations	
	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE	179,469	8,954	545,412	733,835
RESULTS				
Segment results	18,794	5,734	18,352	42,880
Unallocated corporate expenses				(5,611)
Unallocated corporate income				5,812
Interest income				1,653
Finance costs				(3,906)
Profit before taxation				40,828
Income tax expenses				(3,862)
Profit for the year				36,966

The Group has no inter-segment sales for the years ended 31st March 2006 and 2007.

Assets and liabilities
At 31st March 2007

	Continuing operations		Discontinued operations	
	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS				
Segment assets	**318,557**	**180,097**	**171,479**	**670,133**
Interests in associates	**62,092**	–	–	**62,092**
Unallocated corporate assets				**16,852**
Total assets				**749,077**
LIABILITIES				
Segment liabilities	**47,630**	–	**105,969**	**153,599**
Unallocated corporate liabilities				**114,114**
Total liabilities				**267,713**

Assets and liabilities
At 31st March 2006

	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS				
Segment assets	270,069	158,950	183,557	612,576
Unallocated corporate assets				18,256
Total assets				630,832
LIABILITIES				
Segment liabilities	17,878	–	74,937	92,815
Unallocated corporate liabilities				126,741
Total liabilities				219,556

Other information
Year ended 31st March 2007

	Continuing operations		Discontinued operations	
	Food and beverages	**Investments in securities**	**Computer and information communication technology**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	**45,656**	**–**	**975**	**46,631**
Depreciation	**17,352**	**–**	**1,800**	**19,152**
Amortisation of prepaid lease payments	**–**	**–**	**184**	**184**
Impairment losses on available-for-sale investments	**–**	**1,473**	**–**	**1,473**
Net (gains)/losses on disposals of property, plant and equipment	**151**	**–**	**(8)**	**143**
Write-down of inventories to net realisable value	**–**	**–**	**2,432**	**2,432**
Provision for impairment of receivables	**–**	**–**	**12**	**12**

Other information
Year ended 31st March 2006

	Continuing operations		Discontinued operations	
	Food and beverages	Investments in securities	Computer and information communication technology	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Capital expenditure	41,976	–	686	42,662
Depreciation	10,568	24	1,829	12,421
Amortisation of prepaid lease payments	–	–	251	251
Impairment losses on available-for-sale investments	–	2,466	–	2,466
Net (gains)/losses on disposals of property, plant and equipment	686	–	(1,037)	(351)
Write-down of inventories to net realisable value	–	–	1,000	1,000
Written back of provision for impairment of receivables	–	–	(1,983)	(1,983)

Geographical segments

The Group's operations in food and beverages business are carried out in Hong Kong, Singapore and Mainland China whereas its operations in computer and information communication technology business are carried out in Hong Kong, Thailand and Mainland China. The trading of investments in securities are carried out in Hong Kong. The following is an analysis of the Group's revenue by geographical market:

	Revenue by geographical market			
	2007		2006	
	HK$'000	*%*	*HK$'000*	*%*
Hong Kong	**647,997**	**86**	649,439	88
Thailand	**72,764**	**10**	65,826	9
Singapore	**23,642**	**3**	15,730	2
Mainland China	**7,158**	**1**	2,840	1
	751,561	**100**	733,835	100

The following is an analysis of the carrying amounts of segment assets and capital expenditure analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets		**Capital expenditure**	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**673,447**	558,891	**34,300**	36,598
Thailand	**52,513**	51,977	**67**	158
Singapore	**8,780**	9,307	**3,375**	3,150
Mainland China	**14,337**	10,657	**8,889**	2,756
	749,077	630,832	**46,631**	42,662

3 Other income, net

	2007 HK$'000	2006 HK$'000
Continuing operations		
Interest from bank deposits	**1,125**	1,303
Gains/(losses) on investments at fair value through profit or loss	**8,828**	(729)
Others	**214**	248
	10,167	822
Discontinued operations		
Interest from bank deposits	**258**	350
Gross rental income from properties of HK$622,000 (2006: HK$715,000) less direct operating expenses	**486**	418
Others	**183**	792
	927	1,560
	11,094	2,382

4 Other gains/(losses), net

	Continuing operations		Discontinued operations		Total	
	2007 *HK$'000*	2006 *HK$'000*	**2007** *HK$'000*	2006 *HK$'000*	**2007** *HK$'000*	2006 *HK$'000*
Unrealised gains/(losses) on derivative financial instruments	**-**	-	**1,715**	(2,882)	**1,715**	(2,882)
Impairment losses on available-for-sale investments	**(1,473)**	(2,466)	**-**	-	**(1,473)**	(2,466)
(Provision)/written back of provision for impairment of receivables	**-**	-	**(12)**	1,983	**(12)**	1,983
Exchange gains, net	**2,257**	358	**135**	2,396	**2,392**	2,754
Net gain on disposal of properties for sale	**-**	-	**-**	4,392	**-**	4,392
Impairment loss on amount due from an associate	**-**	-	**(280)**	(1,745)	**(280)**	(1,745)
Increase in fair value of investment properties	**-**	-	**737**	190	**737**	190
Reversal of accruals and other payables	**2,066**	-	**1,597**	404	**3,663**	404
Others	**-**	(157)	**-**	1,507	**-**	1,350
	2,850	(2,265)	**3,892**	6,245	**6,742**	3,980

5 Profit before taxation

	Continuing operations		Discontinued operations		Total	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Profit before taxation has been arrived at after charging/(crediting) the following:						
Amortisation of prepaid lease payments	–	–	184	251	184	251
Auditors' remuneration	805	779	341	307	1,146	1,086
Depreciation on property, plant and equipment	17,352	10,592	1,800	1,829	19,152	12,421
Net losses/(gains) on disposals of property, plant and equipment	151	686	(8)	(1,037)	143	(351)
Operating lease payments in respect of leasing of premises						
– minimum lease payments	55,787	37,363	5,134	4,906	60,921	42,269
– contingent rent	7,476	4,616	–	–	7,476	4,616
Reversal of impairment loss on prepaid lease payments	–	–	–	(107)	–	(107)
Staff costs (note)	53,388	36,801	75,912	75,420	129,300	112,221
Write-down of inventories to net realisable value	–	–	2,432	1,000	2,432	1,000

Note: Included in staff costs are an amount of HK$17,000 (2006: HK$6,000) in respect of redundancy payments made to staff and an amount of HK$4,926,000 (2006: HK$4,892,000) in respect of contributions to retirement benefit schemes, net of forfeited contributions.

6 Income tax expenses

	Continuing operations		Discontinued operations		Total	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Current tax						
Hong Kong	403	2,528	–	735	403	3,263
Overseas	–	–	909	318	909	318
	403	2,528	909	1,053	1,312	3,581
Deferred taxation	1,602	296	(52)	(15)	1,550	281
	2,005	2,824	857	1,038	2,862	3,862

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

Overseas taxation are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7 Dividends

	2007	2006
	HK$'000	*HK$'000*
Interim dividend of 2.5 HK cents (2006: 3.0 HK cents) per share, paid	**4,754**	5,141
Final dividend of 4.0 HK cents (2006: 5.0 HK cents) per share, proposed	**8,622**	8,568
	13,376	13,709

A final dividend for the year ended 31st March 2007 of 4.0 HK cents per share, totalling HK$8,622,000 (2006: 5.0 HK cents per share, totalling of HK$8,568,000), has been proposed by the directors of the Company and is subject to the approval by the shareholders in the forthcoming annual general meeting. This proposed dividend has not been dealt with as dividend payable as at 31st March 2007.

8 Earnings per share

From continuing and discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company for the year ended 31st March 2007 of HK$33,661,000 (2006: HK$36,966,000) by the weighted average number of shares in issue during the year of 181,296,693 shares (2006: 171,355,871 shares).

As there was no potential dilutive share, diluted earnings per share equal the basic earnings per share.

From continuing operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from continuing operations for the year ended 31st March 2007 of HK$22,682,000 (2006: HK$17,240,000) by the weighted average number of shares in issue during the year of 181,296,693 shares (2006: 171,355,871 shares).

As there was no potential dilutive share, diluted earnings per share from continuing operations equal the basic earnings per share from continuing operations.

From discontinued operations:

Basic earnings per share are calculated by dividing the consolidated profit attributable to equity holders of the Company from discontinued operations for the year ended 31st March 2007 of HK$10,979,000 (2006: HK$19,726,000) by the weighted average number of shares in issue during the year of 181,296,693 shares (2006: 171,355,871 shares).

As there was no potential dilutive share, diluted earnings per share from discontinued operations equal the basic earnings per share from discontinued operations.

9 Discontinued operations

On 12th March 2007, the Company entered into an agreement to dispose of the Group's operations relating to computer and information communication technology (the "Disposal"). The Board of Directors consider that the Disposal realigns the Group's business focus and resources in food and beverages business and is in line with the Group's business strategy. Details of the Disposal are disclosed in note 13.

The results and cash flows of the discontinued operations included in the consolidated income statement and the consolidated cash flow statement are set out below.

	2007	2006
	HK$'000	*HK$'000*
Revenue	**491,654**	545,412
Cost of sales	**(435,765)**	(483,029)
Gross profit	**55,889**	62,383
Other income	**927**	1,560
Other gains, net	**3,892**	6,245
Distribution costs	**(44,220)**	(44,035)
Administrative expenses	**(4,091)**	(5,307)
Operating profit	**12,397**	20,846
Finance costs	**(561)**	(82)
Profit before taxation	**11,836**	20,764
Income tax expenses	**(857)**	(1,038)
Profit for the year from discontinued operations	**10,979**	19,726
Net cash inflow/(outflow) from operating activities	**1,787**	(7,197)
Net cash (outflow)/inflow from investing activities	**(778)**	510
Net cash inflow from financing activities	**9,000**	-
Net cash inflow/(outflow) from discontinued operations	**10,009**	(6,687)

The major classes of assets and liabilities comprising the discontinued operations classified as held for sale at 31st March 2007 are as follows:

	HK$'000
Non-current assets classified as held for sale	
Investment properties	**7,950**
Property, plant and equipment	**14,274**
Prepaid lease payments	**2,014**
Inventories	**49,054**
Debtors, deposits and prepayments	**67,114**
Amounts due from customers for contract work	**150**
Income tax recoverable	**438**
Derivative financial instruments	**1,747**
Bank balances and cash equivalents	**28,738**
Total	**171,479**
Liabilities directly associated with non-current assets classified as held for sale	
Creditors, bills payables, deposits and accruals	**79,157**
Amounts due to customers for contract work	**45**
Deferred income	**16,857**
Provision for taxation	**910**
Bank borrowings	**9,000**
Total	**105,969**

10 Debtors, deposits and prepayments

	2007 *HK$'000*	2006 *HK$'000*
Trade debtors	**49,476**	59,222
Less: Accumulated impairment losses	**(1,942)**	(2,596)
	47,534	56,626
Other debtors, deposits and prepayments	**63,777**	54,802
	111,311	111,428
Reclassified as held for sale	**(67,114)**	–
	44,197	111,428
Analysed for reporting purposes:		
Non-current assets	**19,498**	17,104
Current assets	**24,699**	94,324
	44,197	111,428

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors is 60 days except for sales of food and beverages at coffee shops which are mainly on cash basis.

The ageing analysis of the Group's trade debtors at the balance sheet date is as follows:

	2007 *HK$'000*	2006 *HK$'000*
0 – 60 days	**38,458**	49,348
61 – 90 days	**3,892**	2,533
Over 90 days	**5,184**	4,745
	47,534	56,626

11 Creditors, bills payable, deposits and accruals

	2007 *HK$'000*	2006 *HK$'000*
Trade creditors and bills payable	**64,626**	34,416
Other creditors, deposits and accruals	**48,526**	42,629
Estimated consideration payable in respect of acquisition of an associate	**14,837**	–
	127,989	77,045
Reclassified as held for sale	**(79,157)**	–
	48,832	77,045

The ageing analysis of the Group's trade creditors and bills payable at the balance sheet date is as follows:

	2007	2006
	HK$'000	*HK$'000*
0 – 60 days	**61,845**	31,166
61 – 90 days	**1,129**	333
Over 90 days	**1,652**	2,917
Trade creditors and bills payable	**64,626**	34,416

12 Capital commitment

At 31 March 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate company, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming results performance of SEL and its subsidiaries and associates for the year ending 31st December 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

13 Events after balance sheet date

(a) On 2nd May 2007, the disposal of the Company's subsidiaries and assets and liabilities in relation to the computer and information communication technology business to Chevalier International Holdings Limited. The consideration is determined by reference to their net asset value was approved in a special general meeting ("SGM") of the Company.

(b) On 2nd May 2007, the name of the Company is changed from "Chevalier iTech Holdings Limited" to "Chevalier Pacific Holdings Limited" upon the approval of the special resolution in the SGM.

(c) On 16th May 2007, the Company issued 25,384,146 new shares at a subscription price of HK$3.70 per share. The net proceeds from the issue of new shares amounted to approximately HK$91,600,000.

(d) On 31st May 2007, Chevalier Pacific Catering Management (Beijing) Company Limited, a wholly-owned subsidiary of the Company, entered into a Memorandum of Agreement with Dayou Digital Resources Limited 大有數字資源有限責任公司 ("Dayou Digital"), an independent third party, in relation to (a) the provision of management services in food and beverages business to Dayou Digital and/or its related companies in Mainland China; (b) supply of coffee (and related beverages), coffee beans, coffee machines to Dayou Digital and/or its related companies in Mainland China; (c) the possibility of investing into the Company's existing Mainland China subsidiary by Dayou Digital and/or its related companies, for the expansion of the Company's coffee business in Mainland China; and (d) the possibility of forming a 50:50 joint venture with Dayou Digital and/or its related companies for promoting coffee retail and coffee solutions in Mainland China ("Possible Transactions"). As at date of the approval of these financial statements, the Group is still in discussion with Dayou Digital on the terms and condition of the above Possible Transactions and no agreement has been reached.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK4 cents (2006: HK5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Wednesday, 29th August 2007. Together with the interim dividend of HK2.5 cents (2006: HK3 cents) per share paid in January 2007, the total dividend for the year amounted to HK6.5 cents (2006: HK8 cents) per share, representing a dividend payout of 35%. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Thursday, 6th September 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 23rd August 2007 to Wednesday, 29th August 2007, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 22nd August 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

Food and Beverage

Revenue of the food and beverage segment improved by 39.3% to HK$250 million, but segment results decreased 20.7% to HK$14.9 million as a result of initial set up losses of about HK$11 million incurred by the Mainland China Pacific Coffee and bakery operations. In Hong Kong, the business reported full-year robust sales growth of 16.5% and correspondingly enhanced profit contribution thanks to the increasing popularity of the coffee drinking culture and strong economic growth in Hong Kong.

Pacific Coffee

Pacific Coffee's mission of serving "The Perfect Cup" to customers is not just about the quality of the beverage, but also applies to its service, the location of its outlets and store environment. Echoing our mission, our stores provide customers with a selection of relaxing music, warm lighting, couches and sofas, newspapers and other leisure reading materials, and space for quiet enjoyment of coffee or socializing.

We see the location of our restaurants as another crucial factor for the long-term success of our food and beverage business. Our outlets are all located in or near key business districts in our different markets. The total number of Pacific Coffee outlets increased from 52 last year to 69 at the financial year-end with 9 new stores added in Hong Kong, 7 in Mainland China, and 1 in Singapore.

Hong Kong Operation

In Hong Kong, as of financial year-end, there are a total of 51 Pacific Coffee shops with areas ranging up to 4,400 sq. ft.

During the year, the Group implemented a host of measures to promote business efficiency such as implementing a store-wide electronic point-of-sales system that supports real-time data analysis. This is a useful tool for the management to analyse customer needs and consumption patterns for quick tailoring of marketing strategy in response to market demands.

During the year, same store sales in Hong Kong was maintained at approximately 7%, braced by improved promotions and a better understanding of customers' preferences based on market research. Through mystery shopper programs, the Group was able to identify functional areas that needed improvement and reinforce its training schemes and training facilities accordingly. Additionally, store environments of a number of stores including decoration and equipment were upgraded to further improve our services and product quality to customers. Our efforts to make "the Perfect Cup" are appreciated.

Mainland China Operation

At present, we have 8 stores in Mainland China. With only a few stores each in Beijing and Shanghai, the Group has more to achieve in economy of scale in terms of supply and corporate expenses. That plus also the high initial costing structure of the Mainland China operation are the reasons for the loss incurred by the business this financial year. Based on last year's experience in the Mainland China market, we will adjust our strategy to focus on selecting and opening new stores at prime locations.

Singapore Operation

One new store was added in Singapore during the year to bring the total number of stores to 9. The overall performance of the stores improved but the operation in the market did not expand as quickly as its counterparts in Hong Kong and the Mainland China, the reason being the Singapore market is almost saturated with a few key dominant players, making it difficult for the Group to achieve significant organic growth over a short period of time.

At 31st March 2007, Pacific Coffee had 534 employees in Hong Kong, the Mainland China and Singapore.

Igor's

Having completed the acquisition of 49% stake in Igor's Group, the holding company of which is Sinochina Enterprises Limited, on 31st January 2007, the Group has a strengthened food and beverage business for capturing the fast growing and lucrative western lifestyle food and beverage market in Asia. The two-month profit contribution from Igor's Group booked for the year under review was approximately HK$1 million.

Igor's Group opened its first restaurant in 1998. Today, it has 26 restaurants operation including "Wildfire", "The Boathouse", "Stormies Crab Shack" and "Café de Paris" in various prime dining destinations such as Lan Kwai Fong, Soho, Stanley, Discovery Bay and Knutsford Terrace. Igor's restaurants offer a wide variety of international cuisines, ranging from traditional French to casual counter food. In addition, Igor's also operates bars and restaurants namely "Stormies", "La Bodega", "Marlin", "The Keg", "The Cavern", "Swindlers", "Big Ernies" and "Typhoon" in premier entertainment districts such as Lan Kwai Fong and Wanchai. These restaurants have resident bands to offer a repertoire of live music entertainment to customers.

The Group believes it is the reputation of its restaurant operation for quality menus, creative presentations of carefully prepared food and extensive wine selection that explains the business' position as one of the fastest growing western restaurant chains in Hong Kong. It also sees unique decor as essential in creating an enjoyable dining experience for customers.

Other Developments

Hong Kong

To assure food quality and enhance operational efficiency and support future growth of the business, we have set up a 10,000 sq ft. central kitchen in Hong Kong, which will be operated by the Igor's team.

Mainland China

The Group set up a bakery operation named "Piece of Cake" in Beijing during the financial year, targeting to open shops that sell high-class cakes and breads, as well as provide wholesale service to corporate customers like hotels. This bakery operation will also support our Pacific Coffee operation in Beijing, helping to improve both the quality and cost of food supplies.

Investments in Securities

Contributions from investments in securities increased remarkably to HK$17 million, attributable to the Group's professional management team implementing proven strategies to achieve satisfactory returns from a diversified investment portfolio. Anticipating continuous strong economic growth for Hong Kong and Mainland China and a thriving investment market in the coming year, the Group will continue to manage its securities and investment portfolio with prudence to assure as well as enhance yields.

Computer and Information Communication Technology

Revenue of the computer and information communication technology segment dropped by 10% to HK$492 million. While the segment results decreased 40% to HK$11 million, its performance encountered setbacks affecting growth in the first half year and remained steady in the second half year, as a result of the delayed introduction of a new operating system and recall of defective notebook computer batteries. However, the network solutions division continued to offer comprehensive telecommunication and information technology ("IT") solutions that address clients' particular technical requirements.

Taking into consideration the satisfactory track record of Pacific Coffee and Igor's Group, the Group intends to continue to explore investment opportunities in food and beverage segment in Hong Kong and neighbouring regions. After the year end, the Group disposed of its IT business to its parent company, Chevalier International Holdings Limited, after which the economic benefits from the IT business no longer belong to the Group. The proceeds from the disposal will be used to finance the development of the food and beverage business.

FINANCIAL REVIEW

At 31st March 2007, the Group's total net assets attributable to equity holders of the Company amounted to approximately HK$481 million (2006: HK$411 million), an increase of HK$70 million or 17% when compared with 2006. At the balance sheet date, the Group's bank and other borrowings amounted to HK$98 million (2006: HK$101 million). Cash and deposit at bank including structured deposits amounted to HK$168 million (2006: HK$122 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 850 full time staff globally as at 31st March 2007. Total staff costs amounted to approximately HK$129 million for the year ended 31st March 2007. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee has reviewed the Connected Transactions and audited financial results of the Group for the year ended 31st March 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31st March 2007, with deviations from code provision A.4.1 which has already been stated in the Company's interim report for the period ended 30th September 2006.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The annual results announcement of the Company for the year ended 31st March 2007 is published on the Stock Exchange's website at http://www.hkex.com.hk under "Latest Listed Company Information" and the Company's website at http://www.chevalier.com. The annual report of the Company for the year ended 31st March 2007 will be despatched to the shareholders and published on the above websites in due course.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all our staff for their commitment to the Group. Their great effort, professionalism and diligence have contributed to the Group's success for the year.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 18th July 2007

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Mr Chow Vee Tsung, Oscar (Managing Director), Mr Kuok Hoi Sang, Mr Kan Ka Hon, Ms Lily Chow and Mr Chang Wan Lung, Robert. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier.com

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Chevalier Pacific Holdings Limited, you should at once hand this circular and the enclosed proxy form to the purchaser or transferee or to the bank, stockbroker or other agents through whom the sale or transfer was effected for transmission to the purchaser or transferee.


RECEIVED
AUG 16 2007
182


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

Executive Directors
CHOW Yei Ching *(Chairman)*
CHOW Vee Tsung, Oscar *(Managing Director)*
KUOK Hoi Sang
KAN Ka Hon
Lily CHOW
CHANG Wan Lung, Robert

Independent Non-Executive Directors
Shinichi YONEHARA
WU King Cheong
KWONG Man Sing

Registered Office
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Principal Place of Business
22nd Floor
Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay
Hong Kong

30th July, 2007

To the Shareholders

Dear Sir/Madam,

PROPOSALS RELATING TO RE-ELECTION OF RETIRING DIRECTORS INCREASE IN AUTHORISED SHARE CAPITAL GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The Directors wish to seek the approval of shareholders to re-elect the retiring directors, increase in the authorised share capital, to obtain general mandates to the Directors of the Company to issue and repurchase shares of HK$0.5 each in the share capital of the Company (the "Share(s)").

This circular is to provide the shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the annual general meeting of the Company to be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:00 p.m. (the "2007 Annual General Meeting").

* *For identification purpose only*

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Bye-law 95 and 115 of the Bye-laws of the Company, Mr CHANG Wan Lung, Robert, who was appointed as an Executive Director on 21st May, 2007, will hold office until the 2007 Annual General Meeting and shall then be eligible for re-election at the meeting. Ordinary Resolution will therefore be proposed at the 2007 Annual General Meeting to re-elect Mr CHANG as Director of the Company. In accordance with Bye-law 112 of the Bye-laws of the Company, Ms Lily CHOW and Mr KWONG Man Sing, who have been longest in office since their last election, will retire by rotation at the 2007 Annual General Meeting and being eligible, offer themselves for re-election. Ordinary Resolutions will therefore be proposed at the 2007 Annual General Meeting to re-elect Ms Chow and Mr Kwong as Directors of the Company. Pursuant to Rule 13.74 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), the details of such Directors are set out below:–

1. **Mr CHANG Wan Lung, Robert,** Executive Director, aged 43, joined Chevalier Group in 2005 as General Manager of Business Development. Mr Chang is also a director of certain companies of the Group. He holds a Bachelor degree of Science from the University of San Francisco. Mr Chang was with the Hong Kong Trade Development Council ("HKTDC") for more than 17 years, of which he held management positions of increase responsibility, culminating as Senior Product Promotions Manager. He also served as Director of Northern China between 1999 and 2002 during his time with HKTDC.

   Save as disclosed above and as at 26th July, 2007, being the latest practicable date prior to the printing of this circular (the "Latest Practicable Date"), Mr Chang has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong (the "SFO")). There is neither any service contract between the Company and Mr Chang nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Chang is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. Mr Chang will be entitled to an annual remuneration which will be determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

2. **Ms Lily CHOW**, Executive Director, aged 44, joined Chevalier Group in 1990. She is responsible for strategic planning and business development of the Group. She is also a member of Guangdong Provincial Committee of the Chinese People's Political Consultative Conference, Committee of Taiwan, Hong Kong, Macau and Overseas of the Zhejing Provincial Committee of the Chinese People's Political Consultative Conference and Shanghai Women's Federation Committee. She holds a Bachelor Degree and is the daughter of Dr CHOW Yei Ching, the Chairman of the Company and is also a sister of Mr Chow Vee Tsung, Oscar, Managing Director of the Company.

   Save as disclosed above and as at the Latest Practicable Date, Ms Chow has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does she have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the SFO. There is neither any service contract between the Company and Ms Chow nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Ms Chow is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual emoluments of HK$1,303,000 were paid to Ms Chow during the year ended 31st March, 2007 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

3. **Mr KWONG Man Sing**, aged 61, was appointed as an Independent Non-Executive Director in 2004 and a member of the Audit Committee and Remuneration Committee of the Company. He is a professional accountant and also holds a Bachelor degree of Applied Science in Electrical Engineering of University of Toronto. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and a member of the Canadian Institute of Chartered Accountants. Mr Kwong was with PricewaterhouseCoopers, Certified Public Accountants for more than 32 years, of which he was an audit partner since 1980 until he retired from the firm on 30th June, 2002. Mr Kwong is an Independent Non-Executive Director of Tai Cheung Holdings Limited, a company listed on the Stock Exchange.

   Save as disclosed above and as at the Latest Practicable Date, Mr Kwong has not held any directorship in any listed public companies in the last three years and does not hold any position in any member of the Group nor does he have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and any interests in the shares of the Company within the meaning of Part XV of the SFO. There is neither any service contract between the Company and Mr Kwong nor any specified term for the length or proposed length of service with the Company in respect of the directorship. Mr Kwong is subject to retirement by rotation at least once every three years at the annual general meeting of the Company since last re-election in accordance with the Company's Bye-laws. The director's annual

emoluments of HK$120,000 were paid to Mr Kwong during the year ended 31st March, 2007 as determined by the Remuneration Committee of the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions.

In relation to the re-election of the above Directors, there is no information to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF THE COMPANY

Resolution 5 will be proposed at the 2007 Annual General Meeting to increase its authorised share capital from HK$120,000,000 to HK$175,000,000 by the creation of an additional 110,000,000 new Shares of HK$0.50 each to rank pari passu with the existing Shares in all respects.

The Directors do not have any present intention of issuing any part of that capital save to the extent that it is necessary for the Company to do so for the purpose of issuing Shares upon exercise by the Directors of any share issue mandate granted from time to time by shareholders whenever the Director consider it to be in the interest of the Company and its subsidiaries.

SHARE ISSUE MANDATE

Resolution 6 to be proposed at the 2007 Annual General Meeting ("Resolution 6") relates to the granting of a general mandate which will empower the Directors of the Company to issue new Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of the resolution (including making and granting offers, agreements and options which would or might require Shares to be issued, allotted or disposed of) during the period up to the next annual general meeting of the Company, or at the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or on revocation of Resolution 6 by an ordinary resolution of the shareholders at general meeting, whichever is the earliest.

As at the Latest Practicable Date, there were 215,540,017 Shares in issue. Therefore, subject to the passing of the proposed Resolution 6 at the 2007 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to issue a maximum of 43,108,003 Shares.

REPURCHASE OF SHARES

The Company is allowed by its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda to repurchase its own Shares. Its Bye-laws also allow it to provide financial assistance for the purpose of purchasing its own Shares.

Resolution 7 to be proposed at the 2007 Annual General Meeting ("Resolution 7") relates to the granting of a general mandate to the Directors of the Company to repurchase, on the Stock Exchange, the Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the proposed resolution ("the Repurchase Proposal").

The Shares to be purchased by the Company are fully paid-up. As at the Latest Practicable Date, there were 215,540,017 Shares in issue. Therefore, subject to the passing of the proposed Resolution 7 at the 2007 Annual General Meeting and on the assumption that no additional Shares will be issued and that prior to the date of the proposed resolution, no Share will be repurchased by the Company, the Company would be allowed under the mandate to repurchase a maximum of 21,554,001 Shares.

REASONS FOR REPURCHASE

The Directors of the Company believe that the Repurchase Proposal is in the interests of the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when the Shares were trading at a substantial discount to their underlying net asset value. Repurchases of the Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase the Shares can be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of the Shares repurchased by the Company. Furthermore, exercise of the mandate granted under the Repurchase Proposal by the Directors of the Company would increase the trading volume of the Shares on the Stock Exchange.

The Directors of the Company do not expect there to be any material adverse impact on the working capital or gearing position of the Company, as compared with the position disclosed in the latest audited financial statements of the Company for the year ended 31st March, 2007, as a result of repurchases made under the Repurchase Proposal even if the mandate is exercised in full. However, no purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing position of the Company (as compared with the

position disclosed in the latest published audited financial statements) unless the Directors of the Company consider that such purchases would be in the best interests of the Company notwithstanding such material adverse impact.

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-laws and the applicable laws and regulations of Bermuda which provide that the Shares may be repurchased out of the profits of the Company and/or out of the proceeds of a fresh issue of the Shares made for this purpose and/or even out of the capital paid up on the repurchased Shares.

DISCLOSURE OF INTERESTS

The Directors of the Company have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed Resolution 7 in accordance with the Listing Rules and all applicable laws.

None of the Directors of the Company nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell the Shares to the Company under the Repurchase Proposal in the event that the Repurchase Proposal is approved by the shareholders at the 2007 Annual General Meeting.

Meanwhile, the Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Proposal is approved by the shareholders at the 2007 Annual General Meeting.

If, on the exercise of the powers granted under the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of such increase, may obtain or consolidate control of the Company and thereby obliged to make a mandatory general offer in accordance with rule 26 of the Takeovers Code.

As at the Latest Practicable Date and insofar the Directors of the Company are aware of, the substantial shareholders of the Company are as follows:–

Name of Substantial Shareholder	Capacity	Number of Shares held (Long Position)	% of Issued Share Capital at present (%)	if power is exercised in full to repurchase Shares (%)
CHOW Yei Ching	Beneficial owner	107,822,933 *(Note 1)*	50.02	55.58
MIYAKAWA Michiko	Beneficial owner	107,822,933 *(Note 2)*	50.02	55.58
Chevalier International Holdings Limited ("CIHL")	Beneficial owner	107,822,933	50.02	55.58
Chen Wai Wai, Vivien	Beneficial owner	18,800,000 *(Note 3)*	8.72	9.69
Crosby Investment Holdings Inc.	Interest of controlled corporation	18,800,000 *(Note 3)*	8.72	9.69
Nan Fung Resources Limited	Interest of controlled corporation	18,800,000 *(Note 3)*	8.72	9.69
Gentfull Investment Limited	Beneficial owner	18,800,000 *(Note 3)*	8.72	9.69

Notes:

(1) Under the SFO, these Shares were held by Dr Chow Yei Ching as corporate interest in which Dr Chow was deemed to be interested.

(2) Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 107,822,933 Shares held by Dr Chow.

(3) Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 Shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

In the event that the Directors of the Company shall exercise in full such powers under the Repurchase Proposal and on the basis that there is no other change in the then issued share capital of the Company, the interest of the above substantial shareholders would be increased to approximately the percentage shown in the last column above. The Directors of the Company consider that such increase would not give rise to an obligation to make a mandatory offer under rule 26 of the Takeovers Code. The number of Shares held by the public would not fall below 25% of the issued share capital of the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months prior to the Latest Practicable Date were as follows:–

	Highest *HK$*	**Lowest** *HK$*
July 2006	2.63	1.48
August 2006	2.85	2.05
September 2006	3.42	2.59
October 2006	3.15	2.77
November 2006	3.12	2.50
December 2006	3.10	2.68
January 2007	3.07	2.78
February 2007	3.13	2.71
March 2007	3.80	2.65
April 2007	3.99	3.21
May 2007	7.30	3.97
June 2007	7.20	5.30
July 2007 (up to the Latest Practicable Date)	6.20	4.66

REPURCHASE OF SHARES MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

EXTENSION OF SHARE ISSUE MANDATE

Resolution 8 to be proposed at the 2007 Annual General Meeting ("Resolution 8") relates to the extension of the 20 per cent general mandate to be granted. Subject to the passing at the 2007 Annual General Meeting of Resolution 6, Resolution 7 and Resolution 8, the Directors of the Company will be given a general mandate to add all those number of Shares which may from time to time be purchased under the Repurchase Proposal to the 20 per cent general mandate, thus, the limit of the share issue mandate would include, in addition to the 20 per cent limit as aforesaid, the number of Shares repurchased under the Repurchase Proposal.

2007 ANNUAL GENERAL MEETING

The notice convening the 2007 Annual General Meeting is set out on pages 7 to 8 of this circular.

A form of proxy for use at the 2007 Annual General Meeting is being sent to the shareholders together with this circular. Whether or not you are able to attend the meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the 2007 Annual General Meeting if you so wish.

PROCEDURES BY WHICH SHAREHOLDERS MAY DEMAND POLL

Pursuant to Bye-law 76 of the Bye-law of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:–

(i) the chairman of the meeting; or

(ii) at least three shareholders present in person or by proxy or by representative for the time being entitled to vote at the meeting; or

(iii) any shareholder or shareholders present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) any shareholder or shareholders present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a poll is demanded otherwise than on the election of a chairman of the meeting or on any question of adjournment, it shall be taken in such manner at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman of the meeting directs. No notice needs to be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

Unless a poll is so demanded and the demand is not withdrawn, a declaration of the result on a show of hands by the chairman of the meeting and an entry to that effect in the minutes book shall be conclusive evidence of the voting result.

RECOMMENDATION

The Directors consider that the re-election of the retiring Directors, the increase in the authorised share capital, the Share Issue Mandate, the Repurchase Proposal and the Extension of Share Issue Mandate are in the best interests of the Company and its shareholders and accordingly recommend all the shareholders to vote in favour of the relevant resolutions to be proposed at the 2007 Annual General Meeting.

Yours faithfully
For and on behalf of the Board
Chevalier Pacific Holdings Limited
CHOW Yei Ching
Chairman


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:00 p.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT** the authorised share capital of the Company be and is hereby increased from HK$120,000,000 to HK$175,000,000 by the creation of an additional 110,000,000 new shares of HK$0.50 each, such new shares shall rank pari passu in all respects with the existing shares of the Company."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 7:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

* *For identification purpose only*

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2007

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, increase in authorized share capital and granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors set out in pages 2 to 3 to this circular which this notice forms part.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下其士泛亞控股有限公司股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：508)

執行董事
周亦卿 *(主席)*
周維正 *(董事總經理)*
郭海生
簡嘉翰
周莉莉
張雲龍

獨立非執行董事
米原慎一
胡經昌
鄺文星

註冊辦事處
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓

敬啟者：

有關重選退任董事
增加法定股本
一般性授權發行股份及購回本公司股份

股東週年大會通告

緒言

董事會欲尋求股東批准重選本公司退任董事，增加法定股本，授予董事會一般授權發行及以行使本公司一般權力購回本公司股本中每股面值港幣0.5元之股份(「股份」)。

本通函旨在向股東提供所有合理所需之資料，以便彼等就本通函所述之決議案投票贊成與否作出明智決定，而(其中包括)有關決議案將提呈於二零零七年八月二十九日(星期三)下午三時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之本公司股東週年大會(「二零零七年度股東週年大會」)處理。

* *僅供識別*

重選退任董事

按照公司細則95及115條規定，張雲龍先生，於二零零七年五月二十一日獲委任為執行董事，任期直至即將舉行之二零零七年度股東週年大會上膺選連任。因此，於二零零七年度股東週年大會將提呈普通決議案以重選張先生為本公司之董事。按照公司細則第112條規定，周莉莉小姐及鄺文星先生為自上次膺選後起計任職最長之董事，故將於二零零七年度股東週年大會上輪席告退，彼等符合資格並願膺選連任。因此，於二零零七年度股東週年大會上將提呈普通決議案以重選周小姐及鄺先生為本公司之董事。根據香港聯合交易所有限公司(「聯交所」)之證券上市規則(「上市規則」)第13.74條，有關董事之詳情如下：

1. **張雲龍先生**，執行董事，現年四十三歲，於二零零五年加入其士集團出任業務拓展總經理一職。張先生亦為本集團若干公司之董事。彼持有美國三藩市大學科學學士學位。張先生在香港貿易發展局(「貿發局」)工作逾十七年，出任製造業拓展高級經理一職。彼並由一九九九年起至二零零二年出任貿發局東北西北華北地區首席代表。

   除上文所披露者外及於二零零七年七月二十六日，即本通函付印前之最後實際可行日期(「最後實際可行日期」)，張先生於過往三年概無擔當任何上市公司董事之職位亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見香港法例第571章證券及期貨條例(「證券及期貨條例」)第XV部。本公司與張先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。張先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。張先生將收取由董事會轄下薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定之年度酬金。

2. **周莉莉小姐**，執行董事，現年四十四歲，於一九九零年加入其士集團。彼負責本集團之策略性籌劃及業務發展。彼並為中國人民政治協商會議廣東省委員會委員、中國人民政治協商會議浙江省委員會港澳臺僑委員會之特邀委員及上海市婦女聯合會之執行委員。彼持有學士學位及為本公司主席周亦卿博士之千金，亦為本公司董事總經理周維正先生之姊。

   除上文所披露者外及於最後實際可行日期，周小姐於過往三年內概無在任何上市公司擔當任何董事職位，亦無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見證券及期貨條例第XV部)。本公司與周小姐就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。周小姐須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。周小姐於截至二零零七年三月三十一日止年度內所獲得之董事酬金為港幣1,303,000元，該酬金乃由董事會轄下薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定之年度酬金。

3. **鄺文星先生**，現年六十一歲，於二零零四年被委任為本公司獨立非執行董事、審核委員會及薪酬委員會委員。彼為專業會計師，並持有多倫多大學電機工程應用科學學士學位。彼為香港會計師公會資深會員及為加拿大會計師公會會員。鄺先生在執業會計師羅兵咸永道會計師事務所工作逾三十二年，並由一九八零年起出任該會計師事務所合夥人一職，直至二零零二年六月三十日榮休。鄺先生為聯交所上市公司大昌集團有限公司之獨立非執行董事。

   除上文所披露者外及於最後實際可行日期，鄺先生於過往三年概無擔當任何上市公司董事之職位及無於本集團任何成員公司擔當任何職務，與本公司其他董事、高級管理人員、主要股東或控股股東概無任何關係，亦無在本公司擁有其他股份權益(定義見證券及期貨條例第XV部)。本公司與鄺先生就其董事職位並無任何服務合約，亦無訂立任何特定或建議之服務年期。鄺先生須根據本公司之細則最少每三年一次於本公司週年大會上輪值告退並膺選連任。鄺先生於截至二零零七年三月三十一日止年度內所獲得

之董事酬金為港幣120,000元，該酬金乃由董事會轄下薪酬委員會參考本公司業績與盈利狀況、同業水平及市場環境而釐定之年度酬金。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至13.51(2)(v)條的任何規定而作出披露的資料，亦無任何其他須敦請本公司股東注意的事項。

增加本公司法定股本

第五項決議案將提呈於二零零七年度股東週年大會有關增加其法定股本由港幣120,000,000元至港幣175,000,000元，額外增加110,000,000股新股面值每股港幣0.50元與現行之股份在各方面均享有同等權益。

董事目前概無意在新增法定股本後發行任何股份。除非董事認為此乃符合本公司及其附屬公司之最佳利益，並不時取得股東賦予本公司董事一般性授權發行股份。

發行股份授權

第六項決議案將提呈於二零零七年度股東週年大會(「第六項決議案」)有關授予一般性授權，以賦予本公司董事權力於本決議案通過期間至本公司下屆股東週年大會止；或依照法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或股東於股東大會上通過普通決議案以撤銷第六項決議案之日(以最早日期止之期間為準)發行新股份，惟不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十(包括訂立需要或可能需要發行、配發或出售股份之售股建議、協議及購股權)。

於最後實際可行日期，本公司已發行股份為215,540,017股。因此，在二零零七年度股東週年大會上提呈之第六項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准發行股份最多可達43,108,003股。

購回股份

根據本公司之組織章程大綱及細則及百慕達適用法例及規則，本公司可購回股份。本公司細則亦容許本公司就購回其本身之股份提供財政資助。

二零零七年度股東週年大會上將予提呈之第七項決議案(「第七項決議案」)乃有關授予本公司董事一般權力，以便在聯交所購回本公司之股份(最多可達提呈決議案當日本公司已發行股本百分之十)(「購回建議」)。

本公司將予購回之股份均為繳足股份。於最後實際可行日期，本公司已發行股份為215,540,017股。因此，在二零零七年度股東週年大會上提呈之第七項決議案獲通過之規限下，並假設無額外股份將予發行，以及於提呈決議案日前，本公司將不會購回任何股份，故根據該項授權，本公司將獲准購回股份最多可達21,554,001股。

購回之原因

本公司董事認為購回建議乃符合本公司及其股東之利益。近年，聯交所之交投情況波動不定，股份曾有多次較其基本資產淨值出現重大折讓之買賣記錄。股份之購回可提升本公司之每股股份之資產淨值及盈利。在此等情況下，本公司購回股份之能力乃有利於擬保留彼等於本公司投資之股東，因彼等於本公司資產中所佔權益之百份率隨著本公司購回股份之比例而增加。此外，本公司董事會行使根據購回建議所獲賦予之權力時，亦會增加股份在聯交所之交投量。

本公司董事預期，即使全面行使上述授權，本公司之營運資金狀況或借貸水平(較本公司截至二零零七年三月三十一日止年度經審核財務報表所披露之情況)將不會因根據購回建議進行購回而受到嚴重不利影響。然而，倘進行購回可能導致本公司之營運資金狀況或借貸水平(較本公司最近期公佈之經審核財務報表所披露之情況)受到嚴重不利影響時，除非本公


CHEVALIER

CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：508)

二零零七年度股東週年大會
代表委任表格

本人／吾等＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

為CHEVALIER PACIFIC HOLDINGS LIMITED(「本公司」)股本中每股面值港幣0.5元之股份共＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿股之登記持有人，

現委任＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿，

或如其未克出席，則委任主席為本人／吾等之代表，代表本人／吾等出席本公司於二零零七年八月二十九日(星期三)下午三時正假座香港九龍灣宏開道八號其士商業中心二十二樓舉行之股東週年大會及其任何續會，並於該大會及其任何續會上按照下列指示就下列決議案投票；倘無指示，則本人／吾等之代表可酌情投票：

	普通決議案	贊成	反對
一、	省覽截至二零零七年三月三十一日止年度之經審核財務報表及董事會報告書與核數師報告書。		
二、	宣佈派發末期股息。		
三、	(甲) (i) 重選張雲龍先生為董事。		
	(ii) 重選周莉莉小姐為董事。		
	(iii) 重選鄺文星先生為董事。		
	(乙) 授權董事會釐定董事酬金。		
四、	續委聘羅兵咸永道會計師事務所為本公司核數師，並授權董事會釐定其酬金。		
五、	批准增加本公司法定股本。		
六、	授予董事會一般性授權配發、發行及處理本公司之額外股份。		
七、	授予董事會一般性授權購回本公司之股份。		
八、	擴大授予董事會一般性授權配發、發行及處理本公司之額外股份。		

簽署：＿＿＿＿＿＿＿＿＿＿＿＿　　日期：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

(1) 請用正楷填寫全名及地址。

(2) 請填上以　閣下名義登記之股份數目。如未有填上股份數目，則本代表委任表格將被視為與　閣下名義登記之所有本公司股本中之股份有關。

(3) 請在有關空格內填上「X」號，以指示　閣下之代表應如何代表　閣下投票。倘交回之代表委任表格並無任何上述指示，則　閣下將被視為授權　閣下之代表酌情自行投票或放棄投票。

(4) 代表委任表格上之每項更改，均須簡簽示可。

(5) 任何有權出席投票之股東均可委派一位或多位代表代其出席，並於投票表決時代為投票。受委代表毋須為本公司之股東。

(6) 如股東為公司，則本代表委任表格必須加蓋公司印鑑，或經由公司負責人或正式授權之人士代表簽署。

(7) 如屬聯名股東，排名較前之股東(不論親自或委派代表)投票後，其他聯名股東再無投票權。就此而言，排名先後乃按股東名冊內之排名次序而定。

(8) 代表委任表格連同簽署人之授權書或其他授權文件(如有)，須於大會或其任何續會指定舉行時間四十八小時前，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，方為有效。

** 僅供識別*




CHEVALIER



CHEVALIER PACIFIC HOLDINGS LIMITED
其士泛亞控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

NOTICE OF 2007 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 29th August, 2007 at 3:00 p.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2007.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT** the authorised share capital of the Company be and is hereby increased from HK$120,000,000 to HK$175,000,000 by the creation of an additional 110,000,000 new shares of HK$0.50 each, such new shares shall rank pari passu in all respects with the existing shares of the Company."

6. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 7:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2007

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, increase in authorized share capital and granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors set out in pages 2 to 3 of the circular of the Company dated 30th July 2007.

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Mr Chow Vee Tsung, Oscar (Managing Director), Mr Kuok Hoi Sang, Mr Kan Ka Hon, Ms Lily Chow and Mr Chang Wan Lung, Robert. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier.com

* *For identification purpose only*

END